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                               July 14, 2022

       William Grogan
       Senior Vice President and Chief Financial Officer
       IDEX CORP ORATION
       3100 Sanders Road
       Suite 301
       Northbrook, Illinois 60062

                                                        Re: IDEX CORP ORATION
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 24,
2022
                                                            File No. 001-10235

       Dear William Grogan:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 7. Management's Discussion and Analysis of Financial Condition and Results Of
       Operations
       Results of Operations, page 23

   1. We note your disclosure on page 10 stating that during 2021, backlog significantly increased due to supply
chain constraints. Given the significant backlog increase, if material, please tell
us and revise future filings to discuss the impact on your financial statements. Your
response should quantify the backlog balances for 2019 - 2021 and disclose any potential
cancellations or timing delays that occurred during the periods presented.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or
 William Grogan
IDEX CORP ORATION
July 14, 2022
Page 2

absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 with any questions.



FirstName LastNameWilliam Grogan                       Sincerely,
Comapany NameIDEX CORP ORATION
                                                       Division of Corporation
Finance
July 14, 2022 Page 2                                   Office of Real Estate &
Construction
FirstName LastName